UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM ll-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK
PURCHASE, SAVINGS AND SIMILAR PLANS
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One) :
☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____________ to _____________

Commission file number 001-05794

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Masco Corporation 401(k) Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Masco Corporation
21001 Van Born Road
Taylor, Michigan 48180

MASCO CORPORATION 401(k) PLAN

TABLE OF CONTENTS

Pages

Report of Independent Registered Public Accounting Firm	3

Financial Statements:

Statements of Net Assets Available for Benefits at December 31, 2015 and 2014	4

Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2015	5

Notes to Financial Statements	6

Supplemental Schedule:

Schedule H, line 4i - Schedule of Assets (Held at End of Year)	12

Note: Other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Trustee and Participants of
Masco Corporation 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of Masco Corporation 401(k) Plan (the "Plan") as of December 31, 2015 and 2014, and the related statement of changes in net assets available for benefits for the year ended December 31, 2015. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of    the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Masco Corporation 401(k) Plan as of December 31, 2015 and 2014, and the changes in net assets available for benefits for the year ended December 31, 2015 in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying schedule, Schedule H, Line 4i Schedule of Assets (Held at End of Year) as of December 31, 2015 has been subjected to audit procedures performed in conjunction with the audit of Masco Corporation 401(k) Plan's financial statements. The supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements but include supplemental information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplementary information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the basic financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information referred to above is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ Grant Thornton LLP

Southfield, Michigan
June 24, 2016

MASCO CORPORATION 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2015 and 2014

	2015	2014
ASSETS
Investments, at fair value:

Collective trust funds	$366,679,614	$—
Mutual funds	381,362,460	723,617,881
Stock funds	18,832,296	16,993,903
Brokerage account	12,220,129	8,810,489

Total investments	779,094,499	749,422,273

Receivables:

Notes receivable from participants	24,636,858	19,629,807
Participant contributions	1,382	192,319
Employer contributions	20,713,382	3,582,718

Total receivables	45,351,622	23,404,844

Net Assets Available for Benefits	$824,446,121	$772,827,117

The accompanying notes are an integral part of the financial statements.

MASCO CORPORATION 401(k) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

For the year ended December 31, 2015

Additions:

Investment activity:
Net depreciation in fair value of investments	$(25,517,869)
Interest and dividend income	32,419,799

Total investment activity	6,901,930

Participant contributions	36,126,688
Participant rollover contributions	3,270,416
Employer contributions	37,794,966
Interest income on notes receivable from participants	768,767
Other, net	80,604

Total additions	84,943,371

Deductions:

Benefit payments	(84,921,928)

Transfers:

Net transfers into the Plan (Note A)	51,597,561

Net increase	51,619,004

Net assets available for benefits:

Beginning of year	772,827,117

End of year	$824,446,121

The accompanying notes are an integral part of the financial statements.

MASCO CORPORATION 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

A.	DESCRIPTION OF PLAN

The following description of the Masco Corporation ("Company") 401(k) Plan ("Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

1.General. The Plan is a defined contribution plan covering hourly and salaried employees at certain divisions and subsidiaries of the Company. Eligible employees may participate in the Plan on their date of hire. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

2.Contributions. Participants may contribute up to 50 percent of their pretax annual compensation, as defined in the Plan. All employees who are eligible to participate under this Plan and who have attained the age of 50 before the close of the plan year shall be eligible to make catch-up contributions. Participants may also make rollover contributions representing distributions from individual IRAs, SEPs, 403(b) and 457 plans or other employers' tax qualified plans. The Company makes matching and/or profit sharing contributions in accordance with the provisions of the Plan. These Company contributions, if applicable, vary by division or subsidiary and are invested pursuant to the participant's investment election. Contributions are subject to certain Internal Revenue Service ("IRS") limitations. Participants may direct contributions in one percent increments in any of the various investment options. These options include professionally managed mutual funds, collective trust funds, stock funds and a brokerage account which allows participants to buy, sell or trade most publicly listed common stocks, corporate and government bonds or certificates of deposit; these options vary in their respective strategies, risks and goals. Participants may change their investment options daily. At December 31, 2015, profit sharing employer contributions receivable totaled $20,139,828.

3.Participant Accounts. Each active participant's account is credited with the participant's contributions and allocations of (a) the Company's contributions (if applicable), and (b) investment earnings, as defined in the Plan. Plan administrative expenses are paid by the Company and not charged to participants' accounts. Certain expenses may be incurred by individual participants for special services relating to their accounts. These costs are charged directly to the individual participant's account. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

4.Vesting and Forfeited Employer Contributions. Participants are immediately vested in their contributions plus actual earnings thereon. Participants are also immediately vested in the Company matching contribution plus earnings thereon. Vesting in Company profit sharing contributions occurs after three years of service commencing at date of hire. At December 31, 2015 and 2014, forfeited nonvested employer contributions totaled $455,844 and $24,833, respectively. All forfeited amounts were used in each succeeding year to reduce employer contributions.

5.Voting Rights. Each participant who has an interest in either the Masco Corporation Company Stock Fund or the TopBuild Corp. Stock Fund is entitled to exercise voting rights attributable to the shares allocated to his or her Company Stock Fund account and is notified by the Trustee (Fidelity Management Trust Company ("Fidelity") as defined by the Plan) prior to the time that such rights are to be exercised. If the Trustee does not receive timely instructions, the Trustee itself or by proxy shall vote all such shares in the same ratio as the shares with respect to which instructions were received from participants.

6.Notes Receivable from Participants. Generally, participants may borrow from their account a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their vested account balance at the time of the loan. Loan terms generally range from 1-5 years, or up to 20 years in limited circumstances. The loans are collateralized by the balance in the participant's account and generally bear interest at a rate equal to the Prime Rate on the last business day of the month prior to the date of the loan application. Principal and interest are paid ratably through payroll deductions.

7.Payment of Benefits. Generally, after separation from service due to termination, death, disability or retirement, a participant may elect to receive an amount equal to the value of the participant's vested interest in his or her account in either a single lump-sum amount or in annual installments over a period not to exceed five years. In-service and hardship withdrawals are distributed in a single payment.

MASCO CORPORATION 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS, Continued

A.	DESCRIPTION OF PLAN (Concluded)

8.Transfers. On March 20, 2015, certain participants' accounts of the Masco Corporation Future Service Profit Sharing Plan and Masco Corporation Master Defined Contribution Plan were merged into the Plan. Participants in the Masco Corporation Future Service Profit Sharing Plan and Masco Corporation Master Defined Contribution Plan became participants in the Plan. As a result of the merger, transfers of net assets into the Plan totaled $208,063,005. On June 30, 2015, the Company completed the spin off of its Installation and Other Services business into an independent, publicly-traded company named TopBuild Corp. ("TopBuild") through a tax-free distribution of the stock of TopBuild to the Company's stockholders. Upon TopBuild's separation from the Company, certain participants' account balances were transferred out of the Plan into a newly created plan for TopBuild employees. As a result of the spin off, transfers of net assets out of the Plan totaled $155,726,684. During 2015, other transfers of net assets out of the Plan totaled $738,760. Total transfers of net assets into the Plan amounted to $51,597,561 for the year ended December 31, 2015.

B.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of significant accounting policies (in accordance with accounting principles generally accepted in the United States of America ("GAAP") followed in the preparation of these financial statements.

Basis of Accounting. The accompanying financial statements are prepared on the accrual basis of accounting.

Use of Estimates. The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of additions and deductions during the reporting period. Actual results could differ from these estimates and assumptions.

Risks and Uncertainties.    The Plan provides for various investment options in collective trust funds, mutual funds and other investment securities. Investment securities are exposed to various risks, including interest rate, market and credit risks. Due to the level of risk associated with certain collective trust funds, mutual funds and investment securities and the level of uncertainty related to changes in the value of investment securities, it is reasonably possible that changes in risks in the near term could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

Investment Valuation and Income Recognition. Investments are stated at fair value as determined by Fidelity Pricing and Cash Management Services, Inc. Mutual funds and common stock are valued using quoted market prices at December 31, 2015 and 2014. The fair values of the collective trust funds are determined on a daily basis by the Trustee using the net asset value ("NAV") of units held of the funds. The NAV is based on the fair value of the underlying investments held by each collective trust fund less its liabilities.

Investment transactions are reflected on a trade-date basis. Interest income is recognized on the accrual basis of accounting. Dividend income is recorded on the ex-dividend date. Income from other securities is recorded as earned on an accrual basis.

The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) of those investments.

Notes Receivable from Participants. Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Delinquent notes receivable from participants are recorded as benefit payments based upon the terms of the Plan.

Payment of Benefits. Benefits are recorded when paid.

MASCO CORPORATION 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS, Continued

B.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Concluded)

Recently Issued Accounting Pronouncements. In May 2015, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update 2015-07 ("ASU 2015-07"), "Fair Value Measurement (Topic 820): Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent)", which exempts investments measured using the NAV (or its equivalent) practical expedient in ASC 820, Fair Value Measurement, from categorization within the fair value hierarchy. The guidance is effective for the Plan for fiscal years beginning after December 15, 2015 and shall be applied retrospectively to all periods presented. The Plan's administrator is currently evaluating the impact adoption of the standard will have on the Plan's financial statements.

In July 2015, the FASB issued Accounting Standards Update 2015-12 ("ASU 2015-12"), "Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), and Health and Welfare Benefit Plans (Topic 965): Part (I) Fully Benefit-Responsive Investment Contracts, Part (II) Plan Investment Disclosures, Part (III) Measurement Date Practical Expedient". This three-part standard simplifies employee benefit plan reporting with respect to fully benefit-responsive investment contracts and plan investment disclosures, and provides for a measurement-date practical expedient. We retrospectively adopted Part II of the new standard as of December 31, 2015. As a result of the retrospective adoption of Part II of this standard, we removed the disclosures for individual investments greater than 5 percent of net assets, removed the aggregation of net appreciation (depreciation) by type of investment in the Plan's investments disclosure (Note C), and grouped our investments only by general type, as opposed to disaggregating by nature and risk (Note D). Parts I and III are not applicable to this Plan.

C.	INVESTMENTS

During 2015, the Plan's investments (including realized gains and losses on investments sold during the year, as well as unrealized appreciation (depreciation) on investments held at year-end) depreciated in value by $25,517,869.

At December 31, 2015, the stock funds were made up of the Masco Corporation Company Stock Fund totaling $16,988,932 (which was comprised exclusively of Masco Corporation Common Stock), and the TopBuild Corp. Stock Fund totaling $1,843,364. At December 31, 2014, the stock funds were made up exclusively of Masco Corporation Common Stock Fund, which was comprised of Masco Corporation Common Stock totaling $16,707,828, and cash and money market investments of $286,075.

D.	FAIR VALUE MEASUREMENTS

Accounting Policy. The Plan follows fair value guidance (ASC 820) that defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. The guidance defines fair value as "the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date." Further, it defines a fair value hierarchy, as follows: Level l inputs as quoted prices in active markets for identical assets or liabilities; Level 2 inputs as observable inputs other than Level 1 prices, such as quoted market prices for similar assets or liabilities or other inputs that are observable or can be corroborated by market data; and Level 3 inputs as unobservable inputs that are supported by little or no market activity and that are financial instruments whose value is determined using pricing models or instruments for which the determination of fair value requires significant management judgment or estimation.

A description of the valuation methodologies used for assets measured at fair value is as follows:

Collective trust funds: Valued based on NAV, which approximates fair value as of December 31, 2015. Such basis is determined by reference to the fund’s underlying assets, which are primarily marketable equity and fixed income securities.

Mutual funds: Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily NAV and transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

MASCO CORPORATION 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS, Continued

D.	FAIR VALUE MEASURMENTS (Continued)

Stock funds: Valued at the closing price reported on the active market on which the individual securities are traded.

Brokerage account: Participant directed investments could include common stocks, mutual funds, corporate or government bonds or other investments.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan's assets at fair value as of December 31, 2015 and 2014.

	Assets at Fair Value as of December 31, 2015
	Level 1	Level 2	Level 3	Total
Collective trust funds	$—	$366,679,614	$—	$366,679,614
Mutual funds	381,362,460	—	—	381,362,460
Stock funds	18,832,296	—	—	18,832,296
Brokerage account	12,220,129	—	—	12,220,129
Total assets at fair value	$412,414,885	$366,679,614	$—	$779,094,499

	Assets at Fair Value as of December 31, 2014
	Level 1	Level 2	Level 3	Total
Mutual funds	$723,617,881	$—	$—	$723,617,881
Stock funds	16,993,903	—	—	16,993,903
Brokerage account	8,810,489	—	—	8,810,489
Total assets at fair value	$749,422,273	$—	$—	$749,422,273

MASCO CORPORATION 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS, Continued

D.	FAIR VALUE MEASUREMENTS (Concluded)

The following table summarizes investments measured at fair value using the NAV per share practical expedient as of December 31, 2015. Were the Plan to initiate a full redemption of the collective trust, the investment adviser reserves the right to temporarily delay withdrawal from the trust in order to ensure the securities liquidations will be carried out in an orderly business manner.

December 31, 2015	Fair Value	Unfunded Commitments	Redemption Frequency (if currently eligible)	Redemption Notice Period
Collective trust funds:
FIAM Small Capitalization Core Commingled Pool Class D1	$18,899,365	None	Daily	30 days
Fidelity® Diversified International Commingled Pool	$39,621,056	None	Daily	90 days
Fidelity® Low-Priced Stock Commingled Pool	$34,917,532	None	Daily	90 days
FIAM Target Date 2005 Commingled Pool Class X1	$869,651	None	Daily	30 days
FIAM Target Date 2010 Commingled Pool Class X1	$5,746,184	None	Daily	30 days
FIAM Target Date 2015 Commingled Pool Class X1	$10,049,828	None	Daily	30 days
FIAM Target Date 2020 Commingled Pool Class X1	$32,409,331	None	Daily	30 days
FIAM Target Date 2025 Commingled Pool Class X1	$30,937,746	None	Daily	30 days
FIAM Target Date 2030 Commingled Pool Class X1	$44,312,008	None	Daily	30 days
FIAM Target Date 2035 Commingled Pool Class X1	$31,328,684	None	Daily	30 days
FIAM Target Date 2040 Commingled Pool Class X1	$28,029,130	None	Daily	30 days
FIAM Target Date 2045 Commingled Pool Class X1	$19,840,956	None	Daily	30 days
FIAM Target Date 2050 Commingled Pool Class X1	$11,234,098	None	Daily	30 days
FIAM Target Date 2055 Commingled Pool Class X1	$2,968,424	None	Daily	30 days
FIAM Target Date 2060 Commingled Pool Class X1	$146,779	None	Daily	30 days
FIAM Target Date Income Commingled Pool Class X1	$5,020,283	None	Daily	30 days
FIAM Core Plus Commingled Pool Class K1	$50,348,559	None	Daily	30 days
Total Investments Measured at NAV	$366,679,614

1 These funds changed their legal names on February 12, 2016. The fund names listed represent the new legal name of the funds.

E.	INCOME TAX STATUS

The IRS determined and informed the Company by letter dated November 6, 2014 that the Plan is designed in accordance with the applicable sections of the Internal Revenue Code ("Code"). The Plan has since been amended; however, the Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2015, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax period in progress.

MASCO CORPORATION 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS, Concluded

F.	PLAN TERMINATION

Although the Company has not expressed an intent to do so, the Company has the right at any time to discontinue its contributions and to terminate the Plan, subject to the provisions of ERISA. At the date of any such termination, all participants would become fully vested in their accounts and the Administrative Committee of the Plan shall direct the Trustee to distribute to the participants all assets of the Plan, net of any termination expenses which will be prorated among the participants' accounts.

G.	RELATED PARTY TRANSACTIONS

Certain Plan investments are shares of collective trust funds and mutual funds managed by Fidelity. Fidelity is also the Trustee as defined by the Plan and, therefore, the purchases and sales qualify as party-in-interest transactions. There were no fees paid by the Plan for investment management services for the year ended December 31, 2015. Notes receivable from participants are also considered party-in-interest transactions.

The Plan invests in a Masco Corporation Common Stock Fund. As of December 31, 2015 and 2014, the value of Masco Corporation Common Stock Fund was $16,988,932 and $16,993,903, respectively.

H.	SUBSEQUENT EVENTS

On January 1, 2016, Wellness Marketing Corporation was added as a currently participating employer; as a result, $5,656,358 in net assets were transferred into the Plan.

The Plan has evaluated subsequent events through the date the financial statements were issued.

MASCO CORPORATION 401(k) PLAN

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2015

(a)	(b) Identity of Issue, Borrower or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value and Number of Shares Outstanding	(d) Cost*	(e) Current Value

	Artisan Mid Cap Fund	Mutual Fund
	- Institutional Class	1,000,736 shares		$42,651,357
	JP Morgan Mid Cap Value Fund	Mutual Fund
	- Institutional Class	1,093,135 shares		37,133,778
	Vanguard Wellington Fund™	Mutual Fund
	- Admiral™ Shares	447,324 shares		28,422,943
	Dodge & Cox Stock Fund	Mutual Fund
		141,075 shares		22,962,790
	Harbor Capital Appreciation Fund	Mutual Fund
	- Institutional Class	1,549,986 shares		94,254,632
**	Spartan® Extended Market Index Fund	Mutual Fund
	- Fidelity Advantage Class	5,545 shares		278,376
**	Fidelity® Institutional Money Market	Mutual Fund
	Government Portfolio - Institutional Class	42,192,108 shares		42,192,108
**	Fidelity® Independence Fund - Class K	Mutual Fund
		1,149,024 shares		41,353,367
**	Spartan® 500 Index Fund	Mutual Fund
	- Institutional Class	762,526 shares		54,756,969
**	Fidelity® Emerging Markets Fund - Class K	Mutual Fund
		529,726 shares		11,521,541
**	Spartan® International Index Fund	Mutual Fund
	- Fidelity Advantage Class	60,255 shares		2,164,965
**	Spartan® U.S. Bond Index Fund	Mutual Fund
	- Fidelity Advantage Class	319,376 shares		3,669,634
**	Fidelity® Diversified International	Collective Trust Fund
	Commingled Pool	3,737,835 shares		39,621,056
**	Fidelity® Low-Priced Stock	Collective Trust Fund
	Commingled Pool	3,233,105 shares		34,917,532
**	FIAM Small Capitalization Core	Collective Trust Fund
	Commingled Pool Class D	206,663 shares		18,899,365
**	FIAM Target Date Income	Collective Trust Fund
	Commingled Pool Class X	412,513 shares		5,020,283
**	FIAM Core Plus	Collective Trust Fund
	Commingled Pool Class K	2,823,811 shares		50,348,559

MASCO CORPORATION 401(k) PLAN

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR), Concluded

December 31, 2015

(a)	(b) Identity of Issue, Borrower or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value and Number of Shares Outstanding	(d) Cost*	(e) Current Value

**	FIAM Target Date 2005	Collective Trust Fund
	Commingled Pool Class X	68,261 shares		869,651
**	FIAM Target Date 2010	Collective Trust Fund
	Commingled Pool Class X	424,386 shares		5,746,184
**	FIAM Target Date 2015	Collective Trust Fund
	Commingled Pool Class X	745,536 shares		10,049,828
**	FIAM Target Date 2020	Collective Trust Fund
	Commingled Pool Class X	2,470,223 shares		32,409,331
**	FIAM Target Date 2025	Collective Trust Fund
	Commingled Pool Class X	2,288,295 shares		30,937,746
**	FIAM Target Date 2030	Collective Trust Fund
	Commingled Pool Class X	3,392,956 shares		44,312,008
**	FIAM Target Date 2035	Collective Trust Fund
	Commingled Pool Class X	2,357,313 shares		31,328,684
**	FIAM Target Date 2040	Collective Trust Fund
	Commingled Pool Class X	2,137,996 shares		28,029,130
**	FIAM Target Date 2045	Collective Trust Fund
	Commingled Pool Class X	1,505,384 shares		19,840,956
**	FIAM Target Date 2050	Collective Trust Fund
	Commingled Pool Class X	864,827 shares		11,234,098
**	FIAM Target Date 2055	Collective Trust Fund
	Commingled Pool Class X	213,096 shares		2,968,424
**	FIAM Target Date 2060	Collective Trust Fund
	Commingled Pool Class X	15,732 shares		146,779
	TopBuild Corp. Stock Fund	Other Stock Fund
		59,908 shares		1,843,364
**	Masco Corporation Company Stock Fund	Company Stock Fund
		600,316 shares		16,988,932
	Brokerage account	Brokerage Account
		12,220,129 shares		12,220,129
**	Notes Receivable from Participants	Ranging 1-20 years maturity with Rates of Interest, 3.25% - 10.5%		24,636,858
				$803,731,357

* Historical cost information is no longer required on the Schedule of Assets (Held at End of Year) for participant directed investments.

** These investments are with a party-in-interest.

MASCO CORPORATION 401(k) PLAN

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Masco Corporation 401(k) Plan

By:	Masco Corporation, Plan Administrator of the Masco Corporation 401(k) Plan

Date:	June 24, 2016	By:	/s/ John G. Sznewajs
John G. Sznewajs
Vice President, Chief Financial Officer
Authorized Signatory

MASCO CORPORATION 401 (k) PLAN

EXHIBIT INDEX

Exhibit Number	Description
23.1	Consent of Grant Thornton LLP relating to the Plan's financial statements

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have issued our report dated June 24, 2016, with respect to the financial statements and supplemental schedule included in the Annual Report of the Masco Corporation 401(k) Plan on Form ll-K for the year ended December 31, 2015. We hereby consent to the incorporation by reference of said report in the Registration Statements of Masco Corporation on Form S-8 (File Nos. 333-74815 and 333-168827).

/s/ Grant Thornton LLP

Southfield, Michigan
June 24, 2016